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                            December 3, 2020

       Martin K. Birmingham
       President and Chief Executive Officer
       Financial Institutions, Inc.
       220 Liberty Street
       Warsaw, NY 14569

                                                        Re: Financial
Institutions, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 30,
2020
                                                            File No. 333-251030

       Dear Mr. Birmingham:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance